SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

(Page 1 of 17 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 6,610,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 6,610,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,610,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,463 Shares
	8	SHARED VOTING POWER 7,030,826 Shares (1)
	9	SOLE DISPOSITIVE POWER 54,463 Shares
	10	SHARED DISPOSITIVE POWER 7,030,826 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,289 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 173,519 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust and 200,000 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 6,983,988 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 6,983,988 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,983,988 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust and 200,000 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,519 Shares (1)
	8	SHARED VOTING POWER 6,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 373,519 Shares (1)
	10	SHARED DISPOSITIVE POWER 6,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,030,826 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 173,519 shares held by the James B. Byrne 2015 Grantor Retained Annuity Trust and 200,000 shares held by the James B. Byrne 2016 Grantor Retained Annuity Trust #1.
(2)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,519 Shares (1)
	8	SHARED VOTING POWER 6,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 373,519 Shares (1)
	10	SHARED DISPOSITIVE POWER 6,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,030,826 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 173,519 shares held by the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust and 200,000 shares held by the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1.
(2)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,862 Shares
	8	SHARED VOTING POWER 7,863,622 Shares (1)
	9	SOLE DISPOSITIVE POWER 247,862 Shares
	10	SHARED DISPOSITIVE POWER 7,863,622 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,111,484 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 832,796 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust and 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,206,315 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 6,610,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,816,784 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 832,796 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust and 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1.
(2)	Includes 6,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 46,838 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 46,838 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,838 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 17 Pages

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan Byrne Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan Byrne Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is married to Baekgaard’s daughter, Anne-Marie Ray, and was Chief Executive Officer of the Issuer prior to his retirement in November 2013. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust, and James B. Byrne was appointed a co-trustee to serve with Joan Byrne Hall. James B. Byrne is Baekgaard’s son. In their capacities as co-trustees of the Trust, Joan Byrne Hall and James B. Byrne are deemed to indirectly beneficially own the Common Stock held by the Trust (the “Trust Shares”). In addition, Michael C. Ray is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of such shares. Thomas F. Byrne, II is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment of such shares. Thomas F. Byrne, II is Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares because of his influence with regard to Joan Byrne Hall’s investment and voting power with respect to the shares held by the Trust. Anne-Marie Ray is deemed to indirectly beneficially own the Trust Shares because of her relationship to Michael C. Ray.

On July 1, 2015, the Trust distributed 200,000 shares of Common Stock, of which 50,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray, and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately made a gift of 25,000 shares of the Common Stock he or she received to the Foundation and the remaining 25,000 shares of Common Stock to Indiana University. As a result, each of the Foundation and Indiana University received a total of 100,000 shares of Common Stock. The Foundation also has sold 53,162 shares of Common Stock, the proceeds of which were used to fund charitable donations, and intends to sell the remaining 46,838 shares of Common Stock it holds from time to time and use the proceeds to fund charitable donations. James B. Byrne, Thomas F. Byrne, II, Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the Common Stock held by the Foundation (the “Foundation Shares”) because they share in the investment and voting power over the Foundation Shares.

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 17 Pages

On September 21, 2015, the Trust distributed 1,200,000 shares of Common Stock, of which 300,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 300,000 shares of Common Stock he or she received to the James B. Byrne 2015 Grantor Retained Annuity Trust (the “James Byrne 2015 GRAT”), the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust (the “Thomas Byrne 2015 GRAT”), the Anne-Marie Ray 2015 Grantor Retained Annuity Trust (the “Anne-Marie Ray 2015 GRAT”) and the Joan Byrne Hall 2015 Grantor Retained Annuity Trust (the “Joan Hall 2015 GRAT”), respectively. As the trustee of the James Byrne 2015 GRAT, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne 2015 GRAT. As the trustee of the Thomas Byrne 2015 GRAT, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne 2015 GRAT. As the trustee of the Joan Hall 2015 GRAT, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall 2015 GRAT. As the trustee of the Anne-Marie Ray 2015 GRAT, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray 2015 GRAT. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall 2015 GRAT and the Anne-Marie Ray 2015 GRAT, respectively, as they share in the investment and voting power over the Joan Hall 2015 GRAT and the Anne-Marie Ray 2015 GRAT, respectively.

On July 27, 2016, the Trust distributed 800,000 shares of Common Stock, of which 200,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 200,000 shares of Common Stock he or she received to the James B. Byrne 2016 Grantor Retained Annuity Trust #1 (the “James Byrne 2016 GRAT”), the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 (the “Thomas Byrne 2016 GRAT”), the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 (the “Anne-Marie Ray 2016 GRAT”) and the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 (the “Joan Hall 2016 GRAT” and, together with the James Byrne 2016 GRAT, the Thomas Byrne 2016 GRAT and the Anne-Marie Ray 2016 GRAT, the “2016 GRATs”), respectively. As the trustee of the James Byrne 2016 GRAT, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne 2016 GRAT. As the trustee of the Thomas Byrne 2016 GRAT, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne 2016 GRAT. As the trustee of the Joan Hall 2016 GRAT, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall 2016 GRAT. As the trustee of the Anne-Marie Ray 2016 GRAT, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray 2016 GRAT. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall 2016 GRAT and the Anne-Marie Ray 2016 GRAT, respectively, as they share in the investment and voting power over the Joan Hall 2016 GRAT and the Anne-Marie Ray 2016 GRAT, respectively.

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 17 Pages

On October 3, 2016, each of the 2016 GRATs made annuity payments of 126,481 shares of Common Stock to each of their respective trustees, James Byrne, Thomas Byrne, II, Joan Byrne Hall and Anne-Marie Ray (who also are the sole annuitants of their respective 2016 GRATs). Immediately thereafter, each of James Byrne, Anne-Marie Ray and Joan Byrne Hall assigned 126,481 shares of Common Stock to the James Bradley Byrne Revocable Trust, the Anne-Marie Ray Revocable Trust and the Joan Byrne Hall Revocable Trust (collectively, the “Revocable Trusts”), respectively. James Byrne, Anne-Marie Ray and Joan Byrne Hall are the sole trustees of their respective revocable trusts, and in those capacities, have had sole voting and investment power over their respective revocable trusts. As a result of the sales and charitable contributions made by the Revocable Trusts in December 2016 described in Item 5 below, the Revocable Trusts do not hold any shares of Common Stock.

Robert J. Hall has acquired a total of 50,161 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer, including 35,437 shares of Common Stock acquired upon vesting of restricted common shares upon completion of the Issuer’s initial public offering in October 2010 and an aggregate of 14,724 shares of Common Stock acquired between March 2012 and March 2016 upon the vesting of annual RSU grants under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2004, Michael C. Ray purchased 1,772,027 shares of Common Stock from the Company’s founders, Baekgaard and Patricia R. Miller, using the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray subsequently repaid in full. In July 2010, the Issuer granted to Mr. Ray, who was, at the time, the Company’s Chief Executive Officer, 155,923 restricted shares of the Issuer’s Common Stock. The restricted shares vested upon completion of the Issuer’s initial public offering in October 2010. In addition, in March 2012, Mr. Ray purchased 10,000 shares of Common Stock in the public trading markets, using his personal funds. In addition, Mr. Ray also received 10,059 shares of Common Stock as a result of the vesting, during 2012 and 2013, of restricted stock units granted to him under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2009, Michael C. Ray transferred 885,996 shares of Common Stock to the Michael C. Ray 2009 Grantor Retained Annuity Trust (the “2009 GRAT”) for the benefit of Mr. Ray’s spouse and children. Anne-Marie Ray has served as the sole trustee of the 2009 GRAT since January 19, 2013. Michael C. Ray shares investment power with respect to the shares of the 2009 GRAT.

All share information in this Amendment with respect to transactions occurring prior to October 18, 2010 have been adjusted to reflect a 35.437-for-one stock split, which occurred on that date.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the shares of Common Stock described in Item 3 for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

On June 29, 2016, Michael C. Ray and the 2009 GRAT entered into a Rule 10b5-1 trading plan (the “Trading Plan”) with Goldman, Sachs & Co. (“Broker”) pursuant to which Broker is authorized and directed to sell through June 1, 2017, on behalf of Mr. Ray up to 180,000 shares of Common Stock that he directly owns, and on behalf of the 2009 GRAT up to 420,000 shares that it directly owns, in each case subject to satisfaction of certain conditions, including among others, conditions regarding minimum sale price and maximum number of shares to be sold on a single trading day. Mr. Ray and the 2009 GRAT adopted the Trading Plan to facilitate the sale of a portion of the shares of Common Stock that they respectively own, and as a part of a long-term tax and asset diversification strategy.

CUSIP No. 92335C106	SCHEDULE 13D	Page 13 of 17 Pages

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. Except as stated herein, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 36,211,077 outstanding shares of Common Stock of the Issuer as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2016. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

See Item 3 for a description of transfers of shares of Common Stock among the Reporting Persons.

Within the last 60 days, the following additional transactions have occurred:

On November 15 and 16, 2016, Michael C. Ray sold an aggregate of 9,600 shares of Common Stock in the public trading markets under the Trading Plan. The table below presents the weighted average sales price for the shares of Common Stock sold on each date indicated, and the range of sale prices per share on such date. Michael C. Ray undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Date of Sale	Number of Shares	Weighted Average Sale Price Per Share	Range of Sale Prices Per Share
November 15, 2016	8,000	$14.86	$14.75-$15.05
November 16, 2016	1,600	$15.26	$15.19-$15.34
Total	9,600

CUSIP No. 92335C106	SCHEDULE 13D	Page 14 of 17 Pages

On November 15 and 16, 2016, the Michael Ray 2009 Grantor Retained Annuity Trust sold an aggregate of 22,800 shares of Common Stock in the public trading markets under the Trading Plan. The table below presents the weighted average sales price for the shares of Common Stock sold on each date indicated, and the range of sale prices per share on such date. Michael C. Ray undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Date of Sale	Number of Shares	Weighted Average Sale Price Per Share	Range of Sale Prices Per Share
November 15, 2016	19,000	$14.85	$14.73-$15.05
November 16, 2016	3,800	$15.26	$15.20-$15.34
Total	22,800

On December 19, 2016, the James Bradley Byrne Revocable Trust sold a total of 126,481 shares. Of that amount, 113,710 shares were sold at a price of $11.80 per share in a block trade with a broker-dealer. The remaining 12,771 shares were sold in the public trading markets at a weighted average sales price of $12.37 per share. James B. Byrne undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

On December 19, 2016, Thomas F. Byrne, II sold a total of 126,481 shares. Of that amount, 113,710 shares were sold at a price of $11.80 per share in a block trade with a broker-dealer. The remaining 12,771 shares were sold in the public trading markets at a weighted average sales price of $12.37 per share. Thomas F. Byrne, II undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

On December 19, 2016, the Anne-Marie Ray Revocable Trust sold a total of 126,481 shares. Of that amount, 113,710 shares were sold at a price of $11.80 per share in a block trade with a broker-dealer. The remaining 12,771 shares were sold in the public trading markets at a weighted average sales price of $12.37 per share. Anne-Marie Ray undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 92335C106	SCHEDULE 13D	Page 15 of 17 Pages

On December 19, 2016, the Joan Byrne Hall Revocable Trust sold a total of 63,242 shares. Of that amount, 56,855 shares were sold at a price of $11.80 per share in a block trade with a broker-dealer. The remaining 6,387 shares were sold in the public trading markets at a weighted average sales price of $12.37 per share. Joan Byrne Hall undertakes to provide upon request of the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

On December 21, 2016, Michael C. Ray made a charitable gift of 20,000 shares of Common Stock.

On December 28, 2016, the Joan Byrne Hall Revocable Trust made a charitable gift of 21,574 shares of Common Stock.

On December 29, 2016, the Joan Byrne Hall Revocable Trust made a charitable gift of 41,665 shares of Common Stock.

Except as otherwise noted above, during the past 60 days, none of the Reporting Persons engaged in reportable transactions in the Issuer’s Common Stock.

Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall Trustee

By:	/s/ James B. Byrne
James B. Byrne Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall Trustee

By:	/s/ James B. Byrne
James B. Byrne Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard Trustee

ROBERT J. HALL

/s/ Robert J. Hall
Robert J. Hall

JOAN BYRNE HALL

/s/ Joan Byrne Hall
Joan Byrne Hall

Page 17 of 17 Pages

MICHAEL C. RAY

/s/ Michael C. Ray
Michael C. Ray

JAMES B. BYRNE

/s/ James B. Byrne
James B. Byrne

THOMAS F. BYRNE, II

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

ANNE-MARIE RAY

/s/ Anne-Marie Ray
Anne-Marie Ray